

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Pete O'Heeron
Chief Executive Officer
FibroBiologics, Inc.
455 E. Medical Center Blvd.
Suite 300
Houston, TX 77598

> **Re: FibroBiologics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 20, 2026**
> **CIK No. 0001958777**

Dear Pete O'Heeron:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Barrett DiPaolo, Esq.